SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

CASCADE CORPORATION

(Name of Issuer)

Common Stock, par value $.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number)

Hirotoshi Nakamura

Group Manager International Legal Affairs Group Legal Department

Toyota Industries Corporation

2-1, Toyoda-cho, Kariya-shi

Aichi 448-8671, Japan

+81-(0)###-##-####

Copies to:

John M. Reiss David M. Johansen White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2012

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

CUSIP No. 147195101	13D

1.	Name of Reporting Person Toyota Industries Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,751,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,751,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,199,400 shares of common stock of the issuer, par value $.50 per share, issued and outstanding (including 72,922 unvested restricted shares) as of October 18, 2012 (as represented in the Merger Agreement discussed in Item 3 and Item 4 of this Schedule 13D).

CUSIP No. 147195101	13D

1.	Name of Reporting Person Industrial Components and Attachments II, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,751,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,751,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,199,400 shares of common stock of the issuer, par value $.50 per share, issued and outstanding (including 72,922 unvested restricted shares) as of October 18, 2012 (as represented in the Merger Agreement discussed in Item 3 and Item 4 of this Schedule 13D).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.50 per share (“Shares”), of Cascade Corporation, an Oregon corporation (the “Company”). The principal executive office of the Company is located at 2201 N.E. 201st Ave., Fairview, Oregon 97024-9718.

Item 2.	Identity and Background

(a), (b), (c), (f) This Schedule 13D is jointly being filed by (i) Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”), and (ii) Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Parent.

Parent’s principal executive offices are located at 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. The telephone number of Parent’s principal executive offices is +81-(0)###-##-####. Parent is a Japanese transportation equipment company engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally.

Purchaser’s principal executive offices are located at c/o Toyota Industries Corporation, 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. The telephone number of Purchaser’s principal executive offices is +81-(0)###-##-####. Purchaser is an indirect wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger (each as defined below).

Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Parent and Purchaser is set forth on Schedule A.

(d), (e) During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 22, 2012, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser and Parent commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $65.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, to be dated on or approximately November 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares then owned by Parent and its subsidiaries, including Purchaser (if any), represent at least a majority of then outstanding Shares on a fully diluted basis. The Offer will be described in a Tender Offer Statement on Schedule TO, to be filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on or approximately November 2, 2012.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares, Purchaser will merge with and into the Company (the “Merger”) and the Company will be the surviving corporation and an indirect wholly-owned subsidiary of Parent (the “Surviving Entity”). As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or the Company (or any of their respective subsidiaries), or by any shareholder of the Company properly exercising dissenters’ rights under Oregon law, if any) will at the effective time of the Merger (the “Effective Time”) be converted into the right to receive the Offer Price.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of Robert C. Warren, Jr. and Warren Holdings, LLC (each, a “Shareholder”) entered into a Tender and Voting Agreement, dated as of October 22, 2012, with Parent and Purchaser (the “Tender Agreement”). Pursuant to the Tender Agreement, each of these Shareholders has agreed, among other things (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares currently owned or hereafter issued to or acquired by such Shareholder (“Subject Shares”), which are beneficially owned by such Shareholder as promptly as practicable (but in no event later than the 5th business day after the commencement of the Offer) and to waive dissenters’ rights in connection with the Merger, if any, (ii) not to transfer any of such Shareholder’s Company Options, Company SARs or Company Restricted Shares (“Subject Options”) or Subject Shares, other than in accordance with the terms and conditions set forth in the Tender Agreement, (iii) not to take any action that would interfere with the performance of such Shareholder’s obligations under, or the transactions contemplated by, the Tender Agreement, (iv) to vote such Shareholder’s Subject Shares and any other shares of capital stock of the Company owned, beneficially or of record, by such Shareholder during the term of the Tender Agreement that are entitled to vote (“Voting Shares”) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, (v) to vote such Voting Shares against any action or agreement that is intended to, or would reasonably be expected to, either individually or in the aggregate, impede, delay or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement, (vi) to cause the holder of record of its Voting Shares on any applicable record date, in the event that a meeting of the Shareholders of the Company is held, to appear at such meeting or otherwise cause its Voting Shares to be counted as present thereat for purposes of establishing a quorum and (vii) not to solicit, initiate, knowingly facilitate or intentionally induce the making, submission or announcement of other proposals to acquire the Company. If any of Robert C. Warren, Jr. or Warren Holdings, LLC subsequently becomes the record or beneficial owner of any securities of the Company other than the Subject Shares and Subject Options, the terms of the Tender Agreement will apply to any of such additional securities as though owned by such person on the date of the Tender Agreement. Robert C. Warren, Jr. and Warren Holdings, LLC granted Parent and any designee or officer of Parent the irrevocable right to act as its proxy at Shareholders’ meetings of the Company until the termination of the Tender Agreement. The Tender Agreement will terminate automatically upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, (c) the Effective Time, and (d) the amendment of the terms of the Offer or the Merger Agreement to reduce the Offer Price, change the form of consideration to be paid for the Shares or change any other material term of the Merger Agreement or the Offer in a manner that is materially adverse to Robert C. Warren, Jr. and Warren Holdings, LLC.

The foregoing description of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, which is attached as Exhibit 2 hereto and incorporated herein by reference.

As reported on Schedule 13D/A filed by the Shareholders with the SEC on October 26, 2012, together, the Shareholders had beneficial ownership of an aggregate of 1,751,722 Shares as of October 18, 2012 (including shares issuable upon the exercise of stock options and stock appreciation rights exercisable within 60 days of October 18, 2012), which represents approximately 15.4% of the Company’s issued and outstanding Shares as of October 18, 2012.

The proposed transaction values the equity of the Company at approximately $759 million. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions from Parent’s existing cash balances.

Shared voting power and shared dispositive power with respect to the Shares beneficially owned by the Shareholders may be deemed to have been acquired through execution of the Tender Agreement.

Schedule B lists the names and number of Shares that are beneficially held by each Shareholder and subject to this Schedule 13D.

Item 4.	Purpose of Transaction

Parent’s and Purchaser’s purpose in entering into the Tender Agreement is to promote Parent’s aim to, through Purchaser, acquire control of, and the entire equity interest in, the Company.

(a) Purchaser has commenced the Offer, which, if successful, will result in the acquisition by Purchaser of at least a majority of the Company’s shares on a fully diluted basis. The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the expiration of the Offer, a number of Shares which, together with Shares then owned by Parent and its subsidiaries, including Purchaser (if any), represent at least a majority of then outstanding Shares on a fully diluted basis, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the approvals and consents under the German Act Against Restraint of Competition having been obtained. The Offer is not subject to a financing condition.

(b) If the Offer is consummated and certain other conditions are met (including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares), the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent, Purchaser or the Company (or any of their respective subsidiaries), or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights, if any) will be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes.

(c) Inapplicable.

(d) The Merger Agreement provides that, promptly following the time Purchaser accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), Purchaser is entitled to designate such number of directors to the board of directors of the Company (the “Company Board”) that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of Shares then outstanding, rounded up to the next whole number, and the Company will cause Purchaser’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Purchaser to constitute the proportional number of members on each committee of the Company Board.

From the Acceptance Time to the Effective Time, the affirmative vote of a majority of the directors then in office not elected or appointed by Purchaser and who are not officers, directors or employees of Parent, Purchaser or any of their respective affiliates (the “Continuing Directors”) will be required to, among other things, amend or terminate the Merger Agreement on behalf of the Company or to take any other action in connection with the Merger Agreement adversely affecting the rights of the Company’s shareholders (other than Parent or Purchaser). From and after the Acceptance Time, and prior to the Effective Time, neither Parent nor Purchaser will take any action to remove a Continuing Director.

The directors of Purchaser immediately prior to the Effective Time and the persons designated as officers by Parent in writing to the Company at least three business days prior to the closing of the Merger will be the directors and officers, respectively, of the Surviving Entity, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Entity.

(e) Other than as a result of the Merger described above, inapplicable.

(f) As a result of the Merger, the Company will become an indirect wholly-owned subsidiary of Parent.

(g) At the Effective Time and by virtue of the Merger, (i) the articles of incorporation Company as in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable law and the Merger Agreement and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time, except as otherwise required by the Merger Agreement, will be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law and the Merger Agreement.

(h) Parent intends to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Even before that time, registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

(i) Parent intends to cause the delisting of the Shares by the New York Stock Exchange (the “NYSE”) promptly following consummation of the Merger. Even before that time, depending upon the number of Shares purchased pursuant to the Offer and the number of Company shareholders remaining thereafter, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE.

(j) Other than as described above, inapplicable.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) Other than Shares that may be deemed to be beneficially owned by operation of the Tender Agreement, the Reporting Persons do not beneficially own any Shares. As a result of the Tender Agreement, Parent may be deemed to have the power to vote the Shares subject to such agreement in favor of approval of the Merger or in connection with certain other matters described in Item 3 above. As such each Reporting Person may be deemed to be the beneficial owner of 1,751,722 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 15.4% of the issued and outstanding Shares as of October 18, 2012 (as represented by the Company in the Merger Agreement). Each Reporting Person may be deemed to have shared voting power and shared dispositive power over all of these 1,751,722 Shares. Neither of the Reporting Persons has sole voting power or sole dispositive power with respect to any Share.

The Reporting Persons (i) are not entitled to any rights as a shareholder of the Company as to the Shares covered by the Tender Agreement, except as otherwise expressly provided in the Tender Agreement and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of Parent or Purchaser and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described in this Schedule 13D, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, by any person named in Schedule A or this Item 5.

(d), (e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and Cascade Corporation.

Exhibit 2	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation.

Exhibit 3	Joint Filing Agreement, dated November 1, 2012, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2012

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

By	/s/ Kyoichi Maruyama
Name:	Kyoichi Maruyama
Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2012

TOYOTA INDUSTRIES CORPORATION

By	/s/ Chiaki Yamaguchi
Name:	Chiaki Yamaguchi
Title:	Executive Vice President

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF TOYOTA INDUSTRIES CORPORATION AND INDUSTRIAL

COMPONENTS AND ATTACHMENTS II, INC.

Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Parent. Unless otherwise indicated, each of the individuals listed below is employed by Parent, which has a principal business address of 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. Unless otherwise indicated, each such individual is a citizen of Japan.

Name	Present Principal Occupation or Employment

Akira Imura	Chairman of the Board of Directors and Representative Director

Kazunori Yoshida	Vice Chairman of the Board of Directors and Representative Director

Tetsuro Toyoda	President and Representative Director

Kimpei Mitsuya	Executive Vice President and Representative Director

Tetsuo Agata	Executive Vice President and Representative Director

Chiaki Yamaguchi	Executive Vice President and Representative Director

Toshiyuki Sekimori	Senior Managing Director

Kazue Sasaki	Senior Managing Director

Hirotaka Morishita	Senior Managing Director

Shinya Furukawa	Senior Managing Director

Akira Onishi	Senior Managing Director

Masaharu Suzuki	Senior Managing Director

Masafumi Kato	Director

Norio Sasaki	Director

Toshifumi Ogawa	Director

Toshifumi Onishi	Director

Fujio Cho	Director

Directors and Executive Officers of Purchaser. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Purchaser. Unless otherwise indicated, each of the individuals listed below is employed by Purchaser, which has a principal business address of 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. Unless otherwise indicated, each such individual is a citizen of Japan.

Name	Present Principal Occupation or Employment

Kyoichi Maruyama	President, Treasurer, Secretary and Sole Director

SCHEDULE B

SHAREHOLDERS AND BENEFICIAL OWNERSHIP

Shareholder	Shares	Options
Warren Holdings, LLC	1,465,866	—
Robert C. Warren, JR.	123,455	162,308